EXHIBIT 12
Select Medical Holdings Corporation
Ratio of Earnings to Fixed Charges
(in thousands)
(unaudited)

	Predecessor	Successor
	Period from	Period from
	January 1	February 25
	through	through
	February 24,	December 31,	For the Year Ended December 31,
	2005	2005	2006	2007	2008	2009
Pre-tax income (loss) from continuing operations before adjustments for non-controlling interests in consolidated subsidiaries or income or loss from equity investees	$(160,237)	$120,367	$127,336	$55,666	$51,897	$116,404

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	4,651	102,208	131,831	140,155	145,894	132,469

Capitalized interest	—	1,394	2,016	3,757	474	427

Interest related to discontinued operations	83	—	—	—	—	—

Rentals:
Buildings - 33% (A)	4,169	22,871	27,736	32,490	36,380	38,644

Office and other equipment - 33% (A)	1,771	9,054	11,337	11,023	9,580	9,309

Preferred stock dividend requirements of consolidated subsidiaries	—	40,272	34,632	36,374	53,970	29,273

Total fixed charges	$10,674	$175,799	$207,552	$223,799	$246,299	$210,121

Pre-tax income (loss) from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries less capitalized interest	$(149,646)	$294,772	$332,872	$275,708	$297,722	$326,098

Ratio of earnings to fixed charges	(B )	1.68	1.60	1.23	1.21	1.55

Select Medical Corporation
Ratio of Earnings to Fixed Charges
(in thousands)
(unaudited)

	Predecessor	Successor
	Period from	Period from
	January 1	February 25
	through	through
	February 24,	December 31,	For the Year Ended December 31,
	2005	2005	2006	2007	2008	2009

Pre-tax income (loss) from continuing operations before adjustments for non-controlling interests in consolidated subsidiaries or income or loss from equity investees	$(160,237)	$140,749	$163,245	$85,997	$84,100	$152,037

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	4,651	83,752	97,288	105,497	110,889	99,543

Capitalized interest	—	1,394	2,016	3,757	474	427

Interest related to discontinued operations	83	—	—	—	—	—

Rentals:
Buildings - 33% (A)	4,169	22,871	27,736	32,490	36,380	38,644

Office and other equipment - 33% (A)	1,771	9,054	11,337	11,023	9,580	9,309

Total fixed charges	$10,674	$117,071	$138,377	$152,767	$157,323	$147,922

Pre-tax income (loss) from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries, less capitalized interest	$(149,646)	$256,426	$299,606	$235,007	$240,949	$299,532

Ratio of earnings to fixed charges	(B )	2.19	2.17	1.54	1.53	2.02

(A)	The Company uses 33% to estimate the interest on its rentals. This percentage is a reasonable approximation of the interest factor.

(B)	In the predecessor period of January 1, 2005 to February 24, 2005 the ratio coverage was less than 1.1. The Company would have had to generate additional earnings of approximately $160.3 million to achieve a coverage ratio of 1:1.